

March 20, 2014

<u>Via Facsimile</u>
Ms. Barbara R. Smith, Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 N. MacArthur Blvd
Irving, TX 75039

      Re: Commercial Metals Company
               Form 10-K for the fiscal year ended August 31, 2013
               Filed October 28, 2013
               File No. 1-4304

Dear Ms. Smith:

      We have reviewed your response to our comment letter dated February 19, 2014 and have the following comment.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended August 31, 2013</u>

<u>Consolidated Statements of Cash Flows, page 47</u>

We have read your response to prior comment two of our letter dated February 19, 2014. Based on the information you provided, it appears that the error related to the misclassification of documentary letters of credit is quantitatively material to your cash flows from operating and financing activities for the three months ended November 30, 2012, the six months ended February 28, 2013 and the nine months ended May 31, 2013. Please amend your Form 10-Q for the quarter ended November 30, 2013 to reclassify and properly reflect the changes in the documentary letters of credit balance in the statement of cash flows for the three months ended November 30, 2012. In addition, please ensure that you revise your statement of cash flows for the six months ended February 28, 2013 and the nine months ended May 31, 2013 when you include these statements in your future fiscal year 2014 Form 10-Qs.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief